Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARIES OF HURCO COMPANIES, INC.

Jurisdiction
Name	of Incorporation
Hurco B.V.	the Netherlands
Hurco Canada	Canada
Hurco Europe Limited	United Kingdom
Hurco GmbH	Federal Republic of Germany
Hurco India Private, Ltd.	India
Hurco Manufacturing Ltd.	Taiwan R.O.C.
Hurco S.a.r.l.	France
Hurco S.r.l.	Italy
Hurco (S.E. Asia) Pte Ltd.	Singapore
Ningbo Hurco Machine Tool Company, Ltd.	China

Hurco Companies, Inc. is the Company’s headquarters in Indianapolis, Indiana, U.S.A.  The foregoing list does not include other subsidiaries which, individually or in the aggregate, did not constitute a significant subsidiary as of October 31, 2011.